UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and Equinor sign a Memorandum of Understanding in the renewable energy industry

Rio de Janeiro, September 26, 2018 - Petróleo Brasileiro S.A. - Petrobras reports that today it signed a Memorandum of Understanding (“MoU”) with the Norwegian company Equinor ASA – Equinor (formerly Statoil) to evaluate a joint business development in the offshore wind energy industry in Brazil.

Within the scope of the strategic partnership between the two companies, Petrobras and Equinor have been researching other potential areas for cooperation, including the development of renewable energy initiatives.

Joint studies with Equinor are part of Petrobras’ strategy to develop high-value businesses in renewable energy in partnership with major global players, aiming at the transition to a low carbon matrix.

The MoU does not establish obligations for the parties to undertake any business, but indicates the intention of the companies to work together to develop projects in the offshore wind energy industry.

*****

Petrobras’ activities in the renewable energy industry

Petrobras has four wind farms in partnership, totaling 104 MW in installed capacity. These farms were traded on the Regulated Market Environment (“ACR”) in the 2009 reserve energy auction and entered into operation in 2011. The company also owns a 1.1 MW solar photovoltaic power research and development plant in Rio Grande do Norte, where the operations of four types of technology are currently under evaluation.

Equinor’s activities in the renewable energy industry

Equinor operates three wind farms along the coast of the United Kingdom and is involved in the development of other offshore wind projects in the United Kingdom, Germany and the USA. Equinor is a pioneer in the development of solutions for deep water offshore wind farms. The company is also the world leader in carbon capture and storage (CCS).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer